SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or Section 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): May 31, 2022

GESHER I ACQUISITION CORP.

(Exact name of registrant as specified in its charter)

Cayman Islands	001-40897	N/A
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

Hagag Towers, North Tower,

Floor 24 Haarba 28

Tel Aviv, Israel

(Address of principal executive offices) (Zip Code)

(212) 993-1562

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the Registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Ordinary Share, $0.0001 par value, and one-half of one redeemable warrant	GIACU	The Nasdaq Stock Market LLC
Ordinary Share, $0.0001 par value	GIAC	The Nasdaq Stock Market LLC
Redeemable warrants, exercisable for ordinary shares at an exercise price of $11.50 per share	GIACW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 or Rule 12b-2 of the Securities Exchange Act of 1934.

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 8.01	Other Events.

On May 31, 2022, Gesher I Acquisition Corp., a Cayman Islands exempted company limited by shares, (“Gesher”), and Freightos Limited, a Cayman Islands exempted company limited by shares (“Freightos”), issued a joint press release announcing the execution of a definitive Business Combination Agreement (the “Business Combination Agreement”), among Gesher, Freightos, Freightos Merger Sub I, a Cayman Islands company and a wholly-owned subsidiary of Freightos, and Freightos Merger Sub II, a Cayman Islands company and a wholly-owned subsidiary of Freightos. A copy of the press release is furnished as Exhibit 99.1 to this Current Report on Form 8-K and is incorporated by reference herein.

Gesher and Freightos also prepared an investor presentation (the “Investor Presentation”) in connection with the entry into the Business Combination Agreement, a copy of which is furnished as Exhibit 99.2 to this Current Report on Form 8-K and is incorporated by reference herein. Furnished as Exhibit 99.3 is a transcript of the related videos embedded in the Investor Presentation.

Forward-Looking Statements

This Current Report on Form 8-K contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These statements are based on various assumptions, whether or not identified in this Current Report, and on the current expectations of Freightos’ and Gesher’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Freightos and Gesher. These forward-looking statements are subject to a number of risks and uncertainties, including the occurrence of any event, change or other circumstances that could give rise to the termination of the proposed business combination; the outcome of any legal proceedings that may be instituted against Freightos or Gesher, the combined company or others following the announcement of the proposed business combination; the inability to complete the proposed business combination due to the failure to obtain approval of the shareholders of Freightos or Gesher or to satisfy other conditions to closing; changes to the proposed structure of the proposed business combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the proposed business combination; the ability to meet stock exchange listing standards following the consummation of the proposed business combination; the risk that the proposed business combination disrupts current plans and operations of Freightos as a result of the announcement and consummation of the proposed business combination; the ability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition and the ability of the combined company to build and maintain relationships with carriers, freight forwarders and importers/exporters and retain its management and key employees; costs related to the proposed business combination; changes in applicable laws or regulations; Freightos’ estimates of expenses and underlying assumptions with respect to shareholder redemptions and purchase price and other adjustments; any downturn or volatility in economic conditions; the effects of COVID-19 or other pandemics or epidemics; changes in the competitive environment affecting Freightos or its users, including Freightos’s inability to introduce new products or technologies; risks to Freightos’s ability to protect its intellectual property and avoid infringement by others, or claims of infringement against Freightos; the possibility that Freightos or Gesher may be adversely affected by other economic, business and/or competitive factors; Freightos’ estimates of its financial performance; risks related to the fact that Freightos is incorporated in the Cayman Islands and governed by the laws of the Cayman Islands; and those factors discussed in Gesher’s final prospectus dated October 12, 2021 and Quarterly Report on Form 10-Q for the quarter ended March 31, 2022, in each case, under the heading “Risk Factors,” and other documents of Gesher filed, or to be filed, with the SEC. If any of these risks materialize or assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Freightos nor Gesher presently know or that Freightos and Gesher currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Freightos’ and Gesher’s expectations, plans or forecasts of future events and views as of the date of this Current

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Report. Freightos and Gesher anticipate that subsequent events and developments will cause Freightos’ and Gesher’s assessments to change. However, while Freightos and Gesher may elect to update these forward-looking statements at some point in the future, Freightos and Gesher specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Freightos’ and Gesher’s assessments as of any date subsequent to the date of this Current Report. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Important Information About the Proposed Transaction and Where to Find It

The proposed business combination will be submitted to shareholders of Gesher for their consideration. Freightos intends to file a registration statement on Form F-4 (the “Registration Statement”) with the United States Securities and Exchange Commission (the “SEC”) which will include preliminary and definitive proxy statements to be distributed to Gesher’s shareholders in connection with Gesher’s solicitation for proxies for the vote by Gesher’s shareholders in connection with the proposed business combination and other matters as described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued to Gesher’s shareholders in connection with the completion of the proposed business combination. After the Registration Statement has been filed and declared effective, Gesher will mail a definitive proxy statement and other relevant documents to its shareholders as of the record date established for voting on the proposed business combination. GESHER’S SHAREHOLDERS AND OTHER INTERESTED PERSONS ARE URGED TO READ, ONCE AVAILABLE, THE REGISTRATION STATEMENT, THE PRELIMINARY PROXY STATEMENT / PROSPECTUS AND ANY AMENDMENTS THERETO AND, ONCE AVAILABLE, THE DEFINITIVE PROXY STATEMENT / PROSPECTUS, IN CONNECTION WITH GESHER’S SOLICITATION OF PROXIES FOR ITS SPECIAL MEETING OF SHAREHOLDERS TO BE HELD TO APPROVE, AMONG OTHER THINGS, THE PROPOSED BUSINESS COMBINATION, BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT GESHER, FREIGHTOS AND THE PROPOSED BUSINESS COMBINATION. Shareholders may also obtain a copy of the preliminary or definitive proxy statement, once available, as well as other documents filed with the SEC regarding the proposed business combination and other documents filed with the SEC by Gesher, without charge, at the SEC’s website located at www.sec.gov or by directing a request to Gesher I Acquisition Corp., Hagag Towers, North Tower, Floor 24, Haarba 28, Tel Aviv, Israel. INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE PROPOSED TRANSACTION PURSUANT TO WHICH ANY SECURITIES ARE TO BE OFFERED OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

No Offer or Solicitation

This Current Report does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in Solicitation

Gesher, Freightos and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitations of proxies from Gesher’s shareholders in connection with the proposed business combination described in this Current Report. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of Gesher’s shareholders in connection with the proposed business combination will be set forth in the Registration Statement when it is filed with the SEC and Gesher’s other filings with the SEC. You can find more information about Gesher’s directors and executive officers in Gesher’s final prospectus dated October 12, 2021. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the Registration Statement when it becomes available. Shareholders, potential investors and other

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interested persons should read the Registration Statement and other relevant materials to be filed with the SEC regarding the proposed business combination carefully when they become available before making any voting or investment decisions. These documents are available free of charge at the SEC’s website at www.sec.gov or by directing a request to: Hagag Towers, North Tower, Floor 24 Haarba 28, Tel Aviv, Israel.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Exhibit

99.1	Press Release, dated May 31, 2022.

99.2	Investor Presentation, dated May 31, 2022.

99.3	Transcript of Embedded Video Files in Investor Presentation, dated May 31, 2022.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 31, 2022	GESHER I ACQUISITION CORP.

	By:	/s/ Ezra Gardner
	Name:	Ezra Gardner
	Title:	Chief Executive Officer

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Exhibit 99.1

Freightos, a Leading Booking and Payment Platform Digitalizing Global Freight, to Raise Growth Capital and Become Public via Business Combination with Gesher I Acquisition Corp.

•	Freightos’ digital freight booking and payment platform addresses the monumental challenges of the global supply chain

•

Freightos’ platform already has significant traction and has attracted well over 10,000 importers/exporters, 3,500 freight forwarders, and 200 carriers, enabling hundreds of thousands of international freight bookings annually

•	Rapid growth with 213% CAGR in gross booking value (“GBV”) between 2019 Q1 and 2022 Q1 and over 60% Gross Margins

•	Digitalization of global freight is now being rapidly adopted with an estimated total addressable market of US$1.8 trillion in GBV by 2025

•	Gesher I Acquisition Corporation’s investment in Freightos will take the company public with an implied pro forma enterprise value of approximately $435 million

•	Transaction distinguished by strong capital commitments from high-quality, long-term investors, which exceed business cash requirements and deal minimum cash requirements – no additional PIPE required

Jerusalem – May 31, 2022 – Freightos Limited, a leading global freight booking and payment platform (“Freightos” or the “Company”), and Gesher I Acquisition Corp. (NASDAQ: GIAC, “Gesher”), a special purpose acquisition company, today announced they have entered into a definitive merger agreement that would result in Freightos being publicly listed on the NASDAQ under the ticker symbol “FROS”. The combined entity, to be known as Freightos, with offices around the world, will have a pro forma enterprise value of approximately $435 million.

Freightos connects participants across the international freight ecosystem, including hundreds of airlines, ocean liners, and trucking companies, as well as thousands of freight forwarders and over ten thousand importers and exporters, through a transparent digital platform that allows real-time global freight rate comparison, booking, and shipment management. The capital raised from the transaction will be invested to further scale the business, driving transaction value and improving margins.

Freightos was inspired by the successful digital revolutions in passenger travel, retail, lodging, and other industries, aiming to bring similar efficiency and transparency to the massive but largely undigitalized international freight industry.

“Global freight moves the world,” said Zvi Schreiber, Chief Executive Officer of the Freightos Group. “Last year, $22 trillion worth of goods crossed borders, but we have all witnessed what happens when shipping doesn’t run smoothly, creating inventory shortages and increasing prices that challenge businesses and consumers globally. This presents a massive opportunity to digitalize one of the last large offline industries.”

“Our combination with Gesher and access to public markets will allow Freightos to continue to aggressively scale our platform and lead as an international freight booking and payment tool of choice,” said Schreiber. “This day represents new opportunities for the Freightos team around the world, whose diligence and dedication has made Freightos what it is today.”

“Freightos is modernizing the global shipping industry as a true innovator in the logistics space,” added Ezra Gardner, Gesher’s Chief Executive Officer. “It enjoys positive unit economics, high gross margins, an incredibly high growth rate, and impressive customer retention. It is distinguished by its proprietary technology, data analytics, and deep network of customers comprising some of the largest players in the global supply chain today. Following the combination, Freightos will be the only pure-play public global freight platform investment opportunity available, and we’re excited to partner with Zvi and his team on this enormous market opportunity.”

In addition to the proposed merger with Gesher, the combined entity has obtained $80 million in capital commitments. Leading global investment firms and strategic industry players that have made commitments include:

•	Qatar Airways, the world’s largest air cargo carrier, has agreed to invest another $10 million in the combined company.

•

M&G Investments (£370 billion of assets under management) made a $60 million commitment to the Company, consisting of 4 million units of Gesher at $10.00 a share, waiving redemption rights with respect to approximately one million shares, as well as providing an additional backstop commitment of up to $10 million.

•	Composite Analysis Group, Inc., an affiliate of Safer Logistics, LLC, committed up to $10 million to backstop redemptions by shareholders of Gesher.

Existing shareholders in Freightos include SGX Group (the Singapore Exchange Limited), FedEx Corporation, a number of major airlines, including Qatar Airways, IAG Cargo, the cargo division of International Airlines Group (a leading airline group whose brands include British Airways and Iberia), LATAM Airlines Group, Bob Mylod (Chairman of Booking Holdings) and leading financial investors such as Aleph and MoreVC. As an expression of confidence in Freightos and long-term commitment, the team and large existing and new Freightos shareholders have signed lockup agreements spanning two years.

“Freightos is addressing an area of overwhelmingly unmet need in the global economy; fixing global freight. With its marketplace technology winning rapid commercial adoption, it is an ideal target for Gesher,” stated Carl Vine, Portfolio Manager at M&G. “The recent growth trajectory suggests that the company is well on its way to cementing its dominant position in this opportunity-rich area. We’re confident that this business combination will help Freightos realize its immense potential.”

Proven Leader in Global Freight Booking

Freightos has become a leading global freight booking and payment platform, modernizing an industry stymied by intermediation, offline communications, and inefficient pricing. Through its two core platforms—Freightos.com and WebCargo, Freightos facilitates the shift from manual pricing and spreadsheets to a seamlessly integrated digital platform enabling users to compare available shipping routes, capacity on specific vessels or aircrafts, receive accurate, binding, and all-in prices, complete with carbon emissions from shipping options, and to book in real-time. This results in improved capacity utilization, reduced pricing, and significant reductions in manual labor. Freightos aims to bring the same efficiency and transparency that passenger travel enjoys to the world of global freight transportation.

In addition, Freightos is the calculating agent of freight shipping price indexes, like the daily 40’ container index, the Freightos Baltic Index (FBX) with futures traded on the CME (Chicago Mercantile Exchange), which are globally recognized as benchmark economic indicators. Futures contracts can allow companies to hedge shipping costs for upcoming periods by combining financial service tools with international shipping.

Freightos’ GBV transaction volume continues to grow at a fast and accelerating rate, closing a record Q1 2022 with 3.4 times as many bookings as a year earlier. Freightos sees its top priority as growing GBV. Secondarily the company is focused on monetizing its growing bookings while continuing to grow the already healthy gross margin and maintaining capital efficiency.

Key Transaction Terms

The business combination is projected to generate gross proceeds of at least $80 million (and up to $166 million depending on redemptions), which will be used to fund Freightos’ growth plan. The implied pro forma equity value of the combined company is expected to be at least approximately $500 million, with a pro forma enterprise value of approximately $435 million. Existing Freightos shareholders are expected to own up to 78% of the combined company after funding.

The Freightos management team will remain in place with Dr. Zvi Schreiber continuing to serve as Chief Executive Officer, overseeing the Company’s strategic growth and expansion efforts, and Mr. Ran Shalev remaining as Chief Financial Officer. The board of directors of the Company is expected to include Dr. Udo Lange, the Chief Executive Officer of FedEx Logistics, Mr. Guillaume Halleux, the Chief Cargo Officer of Qatar Airways (the world’s largest air cargo carrier), Mr. Bob Mylod, Chairman of Booking Holdings, industry veteran Ms. Inna Kuznetsova, and other leading tech investors, as well as Mr. Ezra Gardner, the Chief Executive Officer of Gesher. The newly expanded board of directors of the Company will have significant logistics experience, deep technology knowledge, public company and capital markets experience, and a diversity of viewpoints and skills to serve as good stewards of the Company. Strict internal screens are in place to avoid directors associated with logistics companies being exposed to any data relating to their competitors. The proposed transaction has been unanimously approved by the boards of directors of Gesher and Freightos. The transaction is expected to close in the second half of 2022, subject to customary closing conditions, including the approval of Gesher and Freightos shareholders and regulatory review.

About Freightos Limited

Freightos Limited, a Cayman Island-registered online global freight booking platform, has expanded its services amid rising demand for supply chain transparency.

Freightos.com is believed to be the largest digital international freight marketplace, connecting logistics providers and importers/exporters for instant pricing, booking, and shipment management with offices globally. Over ten thousand SMBs and enterprise organizations have sourced shipping services via Freightos.

WebCargo by Freightos is a leading global freight platform connecting carriers and forwarders. In particular, it is the largest air cargo ebooking platform, enabling simple and efficient freight pricing and booking between thousands of freight forwarders, including the top twenty global freight forwarders, and hundreds of airlines, ocean liners and trucking carriers. Airlines on the platform represent over a third of global air cargo capacity. WebCargo also offers software as a service for forwarders to facilitate digital freight rate management, quoting, and online sales.

Freightos Data calculates the Freightos Baltic Index (FBX), the industry’s key daily benchmark of container shipping prices, the Freightos Air Index, which is currently in beta, as well as other data products that improve supply chain decision making, planning, and pricing transparency.

Founded by serial entrepreneur Zvi Schreiber in 2012, Freightos is a widely recognized logistics technology leader with a worldwide presence and a broad customer network.

About Gesher I Acquisition Corporation

Gesher I Acquisition Corp. (“Gesher”) (NASDAQ: GIAC), a publicly-listed special purpose acquisition company headquartered in Tel Aviv, is an ideal partner for Freightos, led by investors with deep relationships across the banking and transportation sectors.

Gesher is registered as a Cayman Islands exempted company incorporated as a blank check company for the purpose of entering into a merger, share exchange, asset acquisition, share purchase, recapitalization, reorganization, or similar business combination with one or more businesses or entities.

Advisors

Oppenheimer & Co. Inc. is serving as exclusive financial advisor to Freightos. DLA Piper LLP (US) is serving as legal advisor to Freightos.

Bryan Cave Leighton Paisner is serving as legal advisor to Gesher.

Conference Call Information

A conference call regarding the proposed business combination will be held on June 1, 2022 at 12:00pm GMT and may be accessed by registering here. A webcast of the call, along with this press release and the investor presentation will be available on the Gesher website at https://www.gesherspac.com and under the Investor Relations section of Freightos’ website at freightos.com/investors.

Definitions

Gross Booking Value (“GBV”) is a key operating statistic used by the Company and is not a recognized financial metric under either GAAP or IFRS. GBV reflects the value of transactions, i.e. monetary value of freight and related services contracted between Buyers and Sellers on the Platform, plus related fees charged to Buyers and Sellers, and pass-through payments such as customs duties. The Company measures GBV by converting any amounts denominated in other currencies to US$ at the time of transaction. GBV is similar to what others call GMV or GSV. This is the key Freightos Platform KPI, indicating the scale and reach of the Platform and the opportunities Freightos has to generate Platform revenue.

Important Information About the Proposed Transaction and Where to Find It

The proposed business combination will be submitted to shareholders of Gesher for their consideration. Freightos intends to file a registration statement on Form F-4 (the “Registration Statement”) with the United States Securities and Exchange Commission (the “SEC”) which will include preliminary and definitive proxy statements to be distributed to Gesher’s shareholders in connection with Gesher’s solicitation for proxies for the vote by Gesher’s shareholders in connection with the proposed business combination and other matters as described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued to Gesher’s shareholders in connection with the completion of the proposed business combination. After the Registration Statement has been filed and declared effective, Gesher will mail a definitive proxy statement and other relevant documents to its shareholders as of the record date established for voting on the proposed business combination. GESHER’S SHAREHOLDERS AND OTHER INTERESTED PERSONS ARE URGED TO READ, ONCE AVAILABLE, THE REGISTRATION STATEMENT, THE PRELIMINARY PROXY STATEMENT / PROSPECTUS AND ANY AMENDMENTS THERETO AND, ONCE AVAILABLE, THE DEFINITIVE PROXY STATEMENT / PROSPECTUS, IN CONNECTION WITH GESHER’S SOLICITATION OF PROXIES FOR ITS SPECIAL MEETING OF SHAREHOLDERS TO BE HELD TO APPROVE, AMONG OTHER THINGS, THE PROPOSED BUSINESS COMBINATION, BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT GESHER, FREIGHTOS AND THE PROPOSED BUSINESS COMBINATION.

Shareholders may also obtain a copy of the preliminary or definitive proxy statement, once available, as well as other documents filed with the SEC regarding the proposed business combination and other documents filed with the SEC by Gesher, without charge, at the SEC’s website located at www.sec.gov or by directing a request to Gesher I Acquisition Corp., Hagag Towers, North Tower, Floor 24, Haarba 28, Tel Aviv, Israel.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE PROPOSED TRANSACTION PURSUANT TO WHICH ANY SECURITIES ARE TO BE OFFERED OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of Freightos’ and Gesher’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Freightos and Gesher. These forward-looking statements are subject to a number of risks and uncertainties, including the occurrence of any event, change or other circumstances that could give rise to the termination of the proposed business combination; the outcome of any legal proceedings that may be instituted against Freightos or Gesher, the combined company or others following the announcement of the proposed business combination; the inability to complete the proposed business combination due to the failure to obtain approval of the shareholders of Freightos or Gesher or to satisfy other conditions to closing; changes to the proposed structure of the proposed business combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the proposed business combination; the ability to meet stock exchange listing standards following the consummation of the proposed business combination; the risk that the proposed business combination disrupts current plans and operations of Freightos as a result of the announcement and consummation of the proposed business combination; the ability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition and the ability of the combined company to build and maintain relationships with carriers, freight forwarders and importers/exporters and retain its management and key employees; costs related to the proposed business combination; changes in applicable laws or regulations; Freightos’ estimates of expenses and underlying assumptions with respect to shareholder redemptions and purchase price and other adjustments; any downturn or volatility in economic conditions; the effects of COVID-19 or other pandemics or epidemics; changes in the competitive environment affecting Freightos or its users, including Freightos’s inability to introduce new products or technologies; risks to Freightos’s ability to protect its intellectual property and avoid infringement by others, or claims of infringement against Freightos; the possibility that Freightos or Gesher may be adversely affected by other economic, business and/or competitive factors; Freightos’ estimates of its financial performance; risks related to the fact that Freightos is incorporated in the Cayman Islands and governed by the laws of the Cayman Islands; and those factors discussed in Gesher’s final prospectus dated October 12, 2021 and Quarterly Report on Form 10-Q for the quarter ended March 31, 2022, in each case, under the heading “Risk Factors,” and other documents of Gesher filed, or to be filed, with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Freightos nor Gesher presently know or that Freightos and Gesher currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Freightos’ and Gesher’s expectations, plans or forecasts of future events and views as of the date of this press release. Freightos and Gesher anticipate that subsequent events and developments will cause Freightos’ and Gesher’s assessments to change. However, while Freightos and Gesher may elect to update these forward-looking statements at some point in the future, Freightos and Gesher specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Freightos’ and Gesher’s assessments as of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements.

No Offer or Solicitation

This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in Solicitation

Gesher, Freightos, and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitations of proxies from Gesher’s shareholders in connection with the proposed business combination. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of Gesher’s shareholders in connection with the proposed business combination will be set forth in the Registration Statement when it is filed with the SEC. You can find more information about Gesher’s directors and executive officers in Gesher’s final prospectus dated October 12, 2021. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the Registration Statement when it becomes available. Shareholders, potential investors and other interested persons should read the Registration Statement and other relevant materials to be filed with the SEC regarding the proposed business combination carefully when they become available before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

Contacts

Gesher

Edelman

Ira Gorsky

Ira.Gorsky@edelman.com

Jessica Resnick-Ault

Jessica.Resnick-Ault@edelman.com

Freightos

Headline Media

Sarah Small

freightos@headline.media

Exhibit 99.2 The Freightos Group Making global trade frictionless The global freight booking platform, addressing the monumental challenges of global supply chain June, 2022

Disclaimer About this Presentation This investor presentation (this “Presentation”) is for informational purposes with respect to the proposed business combination (the “Business Combination”) between Gesher I Acquisition Corp. (“Gesher”) and Freightos Limited (“Freightos”) and for no other purpose. The information contained herein does not purport to be all-inclusive and none of Gesher, Freightos or their respective affiliates or representatives makes any representation or warranty, express or implied, as to the accuracy, completeness or reliability of the information contained in this Presentation. Viewers of this Presentation should make their own evaluation of Freightos and of the relevance and accuracy of the information contained herein and should make such other investigations as they deem necessary. This Presentation does not constitute (i) a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed Business Combination or (ii) an offer to sell, a solicitation of an offer to buy, or a recommendation to purchase any security of Gesher, Freightos, or any of their respective affiliates, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. You should not construe the contents of this Presentation as legal, tax, accounting or investment advice or a recommendation. You should consult your own counsel and tax and financial advisors as to legal and related matters concerning the matters described herein, and, by accepting this Presentation, you confirm that you are not relying upon the information contained herein to make any investment decision. The distribution of this Presentation may also be restricted by law and persons into whose possession this Presentation comes should inform themselves about and observe any such restrictions. Forward-Looking Statements Certain statements in this Presentation may be considered “forward-looking statements” within the meaning of the provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to future events of Gesher’s or Freightos’ future financial or operating performance. For example, projections of future revenue and other metrics are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “project”, “target”, “plan”, “potential” or “continue”, or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. These forward-looking statements are based upon estimates and assumptions that are inherently uncertain. Nothing in this Presentation should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements. Any forward-looking statements included in this Presentation speak only as of the date they are made, and neither Gesher nor Freightos undertakes any duty to update these forward-looking statements Financial Information; Non-GAAP Financial Measures Freightos’ historical financial information is prepared in accordance with International Financial Reporting Standards. Such information has not been audited in accordance with Public Company Oversight Board (“PCAOB”) standards. We cannot assure you that, had the financial statements been compliant with Regulation S-X under the Securities Act of 1933, as amended, and the regulations of the SEC promulgated thereunder or audited in accordance with PCAOB standards, there would not be differences and such differences could be material. An audit of Freightos’ financial statements in accordance with PCAOB standards is in process and will be included in the proxy statement / prospectus relating to the Business Combination. Accordingly, there may be material differences between the Presentation of the financial information included in this Presentation and in the proxy statement / prospectus. This Presentation includes certain financial measures not presented in accordance with generally accepted accounting principles (“GAAP”) including, but not limited to, EBITDA and free cash flow. These non-GAAP financial measures are not measures of financial performance in accordance with GAAP and may exclude items that are significant in understanding and assessing Freightos’ financial results. Therefore, these measures should not be considered in isolation or as an alternative to net income, cash flows from operations or other measures of profitability, liquidity or performance under GAAP. You should be aware that the presentation of these measures may not be comparable to similarly-titled measures used by other companies. Gesher and Freightos believe these non-GAAP measures provide useful information to management and investors regarding certain financial and business trends relating to Freightos’ financial condition and results of operations. Gesher and Freightos believe that the use of these non-GAAP financial measures provides an additional tool for investors to use in evaluating ongoing operating results and trends in and in comparing Freightos’ financial results with other similar companies, many of which present similar non-GAAP financial measures to investors. These non- GAAP financial measures are subject to inherent limitations as they reflect the exercise of judgments by management about which expense and income are excluded or included in determining these non-GAAP financial measures. Certain monetary amounts, percentages and other figures included in this Presentation have been subject to rounding adjustments. Certain other amounts that appear in this Presentation may not sum due to rounding. ‹# ›

Disclaimer Use of Projections This Presentation contains financial forecasts with respect to Gesher and Freightos’ projected financial results, including gross revenue, platform revenue, SaaS revenue, gross profit, EBITDA and free cash flow. Neither Gesher’s nor Freightos’ independent auditors have audited, reviewed, compiled or performed any procedures with respect to the projections for the purpose of their inclusion in this Presentation, and accordingly, they did not express an opinion or provide any other form of assurance with respect thereto for the purpose of this Presentation. These projections should not be relied upon as being necessarily indicative of future results. The assumptions and estimates underlying the prospective financial information are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the prospective financial information. Accordingly, there can be no assurance that the prospective results are indicative of the future performance of Freightos or that actual results will not differ materially from those presented in the prospective financial information. Inclusion of the prospective financial information in this Presentation should not be regarded as a representation by any person that the results contained in the prospective financial information will be achieved. Industry and Market Data This Presentation includes certain information and statistics obtained from third-party sources. None of Gesher, Freightos or any placement agent has independently verified the accuracy or completeness of any such third-party information. Additional Information about the Business Combination and Where to Find It Freightos intends to file with the SEC a registration statement on Form F-4 (the “Registration Statement”) including a proxy statement / prospectus relating to the proposed Business Combination. Gesher will mail the proxy statement to its shareholders once definitive. This Presentation does not contain all the information that should be considered concerning the proposed Business Combination and is not intended to form the basis of any investment decision or any other decision in respect of the Business Combination. Gesher’s and Freightos’ shareholders and other interested persons are advised to read, when available, the Registration Statement and the amendments thereto and other documents filed in connection with the proposed Business Combination, as these materials will contain important information about Gesher, Freightos and the Business Combination. Shareholders will also be able to obtain copies of the proxy statement / prospectus and other documents filed with the SEC, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to: Gesher I Acquisition Corp., Hagag Towers, North Tower, Floor 24, Haarba 28, Tel Aviv, Israel. Participants in Solicitation Gesher, Freightos and their respective directors, executive officers and other members of their management and employees may be deemed to be participants in the solicitation of proxies of Gesher shareholders in connection with the potential transaction described herein under the rules of the SEC. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of Gesher’s directors in Gesher’s Form 10-K filed with the SEC on December 29, 2021. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the proxy statement / prospectus when it becomes available. Shareholders, potential investors and other interested persons should read the proxy statement / prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above. NEITHER THE SEC NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE SECURITIES OR DETERMINED IF THIS PRESENTATION IS TRUTHFUL OR COMPLETE. ‹# ›

Presenters Agenda Zvi Schreiber, CEO Freightos Group Executive Summary Serial entrepreneur with Market Overview acquisitions by GE & IBM. PhD (computer science), author of Freightos Overview articles, patents and books. Financials and Predictable Growth Transaction Terms and Comparables Ruthie Amaru Chief Product Officer Freightos Group Ezra Gardner CEO Gesher I Acq. Corp

The booking and payment platform of international freight The premier vendor-neutral platform for air and ocean shipping, supporting supply chain efficiency and agility with real-time freight procurement. Needed now more than ever to fix the trillion dollar global freight industry. Easy peasy. Freightos has been our trusted partner for More than pleasant experience. years…Communication is seamless. Collin Parker, USA (March, 2022) Rochelle D., USA (Jan. 2022) Small importer Small importer ‹# › “ “

6 Making the complexities of global trade shockingly simple. View at http://ship.to/vid-1 ‹# ›

The prime public pure-play global freight platform opportunity Total 3PL Market Size ‘26(E) Massive investment opportunity in a huge, offline, and inefficient industry 1 $1.8 trillion 2023(P) GBV Leading end-to-end international freight booking and payment platform $1.65 bn ‘19 Q1-’22 Q1 GBV CAGR Sustained, rapid Gross Booking Value and revenue growth with strong SaaS revenue base 213% ‘23(E) Gross Margin Positive unit economics, increasing gross margins, growing take rate and capital efficient Leading platform traction Scalable model with network effects, technology, and data moats Importers/exporters 10K Forwarders 3.5K Proven team and board, a leading logistics tech brand, and decarbonization mission Carriers 200 Sources:1. Global Market Insights ‹# ›

Outstanding leadership

Key Board Members



Zvi Schreiber
CEO
Freightos Group



Guillaume Halleux
CEO
Qatar Airways Cargo



Ezra Gardner*
CEO
Gesher I Acq. Corp



Inna Kuznetsova*
CEO
1010data, former INTTRA



Bob Mylod
Chairman
Booking Group,
Vroom, Dropbox



Michael Eisenberg
Partner
Aleph, former Benchmark



Dr. Udo Lange*
President & CEO
FedEx Logistics



Glen Schwaber
Partner
More Ventures



William Chin
Head of Commodities
SGX

Vast board and senior management experience

Booking.com, Cisco, Dropbox, IBM, WiX.com
AIRFRANCE KLM, UBS, J.P.Morgan, KPMG, GE
MSD Capital LP, Lemonade, vroom, Lufthansa
REDFIN, affirm, DB SCHENKER, DHL, SkyTeam
IAG Cargo, pwc, BOLLORÉ LOGISTICS, BENCHMARK
CEVA LOGISTICS, INTTRA

Notable shareholders

QATAR AIRWAYS, IAG Cargo, MORE VC, SGX, FedEx Corporation, ALEPH

*Planned appointments

FREIGHTOS
8

Outstanding leadership

Executive Team



Zvi Schreiber
Founder & CEO

Serial entrepreneur with acquisitions by GE & IBM. PhD technologist, author of articles, patents and books. Proven strategy & execution experience.



Ran Shalev
Chief Financial Officer

Former COO & CFO of a GE supply chain company and CFO of software companies.



Manuel Galindo
CEO
WebCargo

Founded WebCargo in college, leading organic expansion to 900 customers worldwide.



Ian Arroyo
Chief Commercial Officer
Freightos.com

Entrepreneur, strategy geek, and people builder. Cross-industry go-to-market & growth experience.



Eytan Buchman
Chief Marketing Officer

Seasoned B2B storyteller, supply chain tech speaker and writer, published in WSJ, FT and more.



Ruthie Amaru
Chief Product Officer

Extensive experience in building strategic products and teams, at start-ups and IBM.



Michael Oberlander
General Counsel

Experienced lawyer combining inhouse and law firm experience across a variety of tech and import topics. Public company experience.



Merav Carmeli
VP Human Resources

Experienced HR leader with a track record of scaling organizations and developing talent at a variety of tech companies.



Joyce Tai
Executive Vice President Worldwide Partnerships

Global partnership executive, with experience forging relationships with the world's largest organizations

FREIGHTOS
1

Freightos Group Profile

Brands

FREIGHTOS

Group name and primary brand for importers/exporters. Freightos.com is our flagship booking platform for importers and exporters. We also publish data indexes under the Freightos brand.

WEBCARGO

WebCargo was a SaaS platform acquired in 2016 which we evolved into a transactional platform. WebCargo.co is the primary site for professional logistics service providers.

7LFREIGHT

Less-than-truckload rates database for the US. 7L also has a database of air rates which is being merged with WebCargo. Acquired in December, 2021.

Clearit

Clearit is a digital customs brokerage in the US and Canada with direct integration into the Freightos.com platform. Acquired in February, 2022.

Key Data

Established	Team	Funding to date
2012	330+	$120m

Highlights of business combination with Gesher I SPAC

Total Enterprise Value ~		Committed Capital
$435m	GESHER ACQUISITION CORP	$80m

Fully funded

Capital from SPAC expected to be sufficient to reach positive cash flow

About Gesher I SPAC

Deep venture and public market expertise; Long-term alignment through meaningful lock-up period

Anchor investors

M&G Investments (AUM ~$460 billion)

Qatar Airways

Growth Strategy ordered by priority 2. As customer value increases, can increase platform take-rate 1 1. Continue to aggressively scale GBV ($k) from buyers & sellers, growing net revenue ($m) 4. Stay capital efficient with modest cash burn and 3. Drive gross profit margin higher free cash flow/GBV trending towards profitability …building an unassailable market position, and monetizing over time 11 1. See description of Gross Booking Value on Page 40

12 Agenda Executive Summary Market Overview Freightos Overview Financials and Predictable Growth Transaction Terms and Comparables ‹# ›

1 3PL market projected to reach $1.8 trillion / year by 2025 with 9% CAGR. It is the engine driving the global economy. Freightos is the leading platform connecting Platform for Transportation Services Goods global trade 2021 2 Courier / Express / Parcel $22.5 trillion Ocean container freight Air cargo charter Freight Expansion Bulk shipping (tankers) Opportunities forwarders 23% Full truckload Air cargo 3 of global GDP (excl. courier/charter) Value Added Services Warehousing Customs Trucking Last mile fulfillment brokerage Less Than Truckload, US North America Financial services Sources:1. Global Market Insights 2. UNCTAD 3.Based on IMF GDP data ‹# ›

Freight is one of the last remaining industries with layers of non-digitalized intermediaries Importers Freight Carriers Freight Freight /Exporters Forwarders Forwarders Forwarders ‹# ›

As a result, international freight is broken.

It is intermediated, offline, complex, and expensive. Everyone pays.

Pricing and Booking

Slow quoting
2-3 days average quote turnaround [1]

Opaque pricing
30-100%+ price spread for importers [1]

Non-binding prices
Prices subject to significant changes post-booking

Dependability
No committed transit time or guaranteed pickup



Shipment Management

Capacity utilization
~50% of air cargo holds empty pre-COVID [2]

Complex coordination
~30 actors involved in each ocean freight shipment [3]

Time intensive
Over 2 hours spent managing each individual shipment [4]

Emission heavy
Responsible for 7% of global emissions [5] with poor utilization

Key contributors to persistent supply chain challenges

Sources: 1. Freightos, 2021 2. IATA, 2021 3. IBM & UN 4. Freightos Survey, 2018 5. International Transport Forum, 2016

Global supply chains are fragile and prone to disruption. The result? Inventory shortages, high cost and persistent volatility. “The World Is Still Short of Everything. Global freight typical 1 cost per product August 2021 Get Used to It” 2020 2022 “Supply-Chain Logjam of Holiday $58 $595 December 2021 Gifts Weighs In at $65 Billion” $4 $44 “High shipping costs to push up global inflation, UN warns” November 2021 $50 $516 “Ukraine conflict adds to European supply chain snags” March 2022 “China Typhoons Pose Latest Supply- September 2021 Chain Threat as Ports Shut” “Donald Trump to hit $300bn in Chinese August 2019 goods with 10% tariff” 2 Cost for 40’ container from China to the US (West Coast) ‹# Sources: 1. Internal calculation 2. Freightos Baltic Index, 2022 ›

Platforms digitalize the world, unlocking huge value. Now they can solve supply chain crises. Siloed Digitalization Platformication Individual company digitalization without full Vendor-neutral digital infrastructure across a connectivity (eg individual ecommerce sites) variety of players, unlocking huge value Marketplace B2C 1995-2010 Domestic B2B 2010-2020 Global B2B 2020 - Now

18 Agenda Executive Summary Market Overview Freightos Overview Financials and Predictable Growth Transaction Terms and Comparables ‹# ›

Freightos: The Global Freight Booking and Payment Platform

Improving freight pricing, booking efficiency, capacity utilization, and global trade efficiency as an agonistic player - not as a carrier, forwarder, or broker

Carriers ← WebCargo → **Forwarders** ← Freightos.com → **Importers/ exporters**

Freightos Platform

Freightos SaaS & Data

Freightos =

WebCargo

Connects service providers. Similar to travel Global Distribution Systems Amadeus, Sabre

	Enterprise Value[1]
amadeus →	$29.9B
Sabre →	$5.9B

\+

Freightos.com

Marketplace serving end customers, Similar to platforms like Booking.com

	Enterprise Value[1]
Booking.com →	$85.5B
Expedia →	$22.2B

[1]Yahoo! Finance Enterprise Value (May 30, 2022)

FREIGHTOS

Freightos: The Global Freight Booking and Payment Platform

Industry Traction







Carriers ← WebCargo → **Forwarders** ← Freightos.com → **Importers/ exporters**

Freightos Platform

Freightos SaaS & Data

35%
Air cargo capacity digitized [1]

41%
Ocean capacity in process [1]

And hundreds of carriers with manual connections

3,500+
Global forwarders

19/20
Top forwarders [3]

All spanning 10,000+ offices that represent over 30% of the world market in air cargo

10,000
Cumulative importers/ exporters

5+
Global 1000 pilots underway

Sources: 1. Internal data and IATA, 2021 2. Internal data and Alphaliner 3. Based on Armstrong, 2020

FREIGHTOS ‹#›

All underpinned by WebCargo the largest air cargo carrier/forwarder platform View at http://ship.to/vid-2 ‹# ›

Simplifying complexity
with a powerful tech stack

Total Data Points	Fastest signup to book	Bookings / Support Interaction	Max services considered/ search
3+ billion	**58 seconds**	**23**	**2+ million**

Data Points Added Monthly	Person-years of engineering	Total Annual Searches ('22E)
50 million	**500+**	**~10 million**



Powered by

Rate Capabilities
Rate intake
Rate distribution
Interlining

Pricing Tech
Routing engine
Quoting tools
eBooking gateway

Digital Sales
Web sales portals
Payment handling
Saas quoting tools

Data
Unique transactional data
Daily rate benchmarking
Capacity availability

Shipment Management
Business logic
Vendor communications
Exception detection

FREIGHTOS

From Lead Gen to Revenue And one more thing... Price insights driving transparency & efficiency Large Data Opportunity Index-linked dynamic pricing Major brand visibility in top tier publications Futures listed on View Freightos Baltic Index User Signups Over 50,000 registered users, including many View on: Fortune 500 companies including companies like Amazon, Costo, Nike and others. ‹# ›

ESG: Facilitate elimination of a billion wasted tonnes of carbon emissions every year with visibility and improved utilization 1-2% of global carbon 1 emissions Under 50% of total cargo capacity used 2.9% of global carbon 2 emissions Standard-compliant global freight emissions visibility Measure it. with GHG emissions calculator for all modes of freight, 3 in accordance with EN-16258. Dynamic capacity optimization, proven in passenger Reduce it. travel to increase utilization and reduce empty flights. 1. IATA, 2022, 2. IMO, 2020 3 European Standards‹# ›

Critical mass achieved in 2020 driving explosive growth. Strong growth despite COVID and still accelerating. Total bookings Real-time GBV ($k) 27

Making global freight dramatically smoother. Airline Forwarder Enterprise Importer / Exporter SME Importer / Exporter “Realized 10% air cargo cost “Unparalleled visibility into “WebCargo is already playing a “It used to take three hours to savings and dramatic time the freight process...I know key role in growing our book air cargo. reduction on quoting and that I'm getting the best revenue and utilization while Now, it takes us ﬁve minutes.” booking.” reducing cost of sales.” price and the right carrier.” Daniel Gazitua Dan Otto Quim Sangés Guillaume Halleux SVP Logistics VP Operations Air Export/Import Coordinator Chief Officer Cargo Watch video View at http://ship.to/vid-3 ‹# ›

29 Making global freight smoother for the people that move the world. View at http://ship.to/vid-3 ‹# ›

" Bringing sexy back to freight " TNW

Dominant LogTech brand with top 5 Share of Voice [1] at 2.5m+ web visitors

THE WHITE HOUSE

"Today, we have new data from Freightos, a leading freight indicator…that shows shipping prices have declined by almost 25 percent over the past two weeks."

Bloomberg

"But air freight - where bookings before the pandemic often took longer to complete than the actual journey itself - is getting easier and faster to transact, with platforms like Barcelona-based WebCargo, a unit of Freightos, it saw bookings grow more than 1,000% over the past year."

The New York Times

"He consulted a website called Freightos - something like Expedia combined with PayPal for companies booking space on container ships."

WSJ Forbes TC REUTERS The Economist FT FINANCIAL TIMES



400
300
200
100
0
2020-Q1
2020-Q2
2020-Q3
2020-Q4
2021-Q1
2021-Q2
2021-Q3
2021-Q4
2022-Q1

Publication Mentions



BUSINESS LIVE
ZVI SCHREIBER
CEO and founder of Freightos
BBC
BBC WORLD NEWS
ORACLE BUYS CLOUD PIONEER NETS

[1] Ahref, accessed 1/2022

Building a highly defensible moat with winner-takes-most implications DATA TECH NETWORK ‹# ›

32 Agenda Executive Summary Market Overview Freightos Overview Financials and Predictable Growth Transaction Terms and Comparables ‹# ›

Strong GBV growth proven with network effect New buyers/sellers create new permutations and attract more users ‹# › ($m)

A strong and growing network of international carriers, attracted by a decade of demand aggregation





Ocean / LCL

- 2020: Top 5 Ocean Liner
- 2021: Vanguard Logistics, ECU Worldwide
- 2022: Top 10 Ocean Liner, Top 10 Ocean Liner, Top 5 Ocean Liner, Top 3 LCL consolidator

Air

- 2018: Lufthansa
- 2019: Air France KLM, Iberia (IAG), British Airways (IAG)
- 2020: Condor, SAS Cargo, AirBridgeCargo, TUI, Etihad Cargo — Air inflection point
- 2021: TAP, Turkish Cargo, Qatar Cargo, FedEx, NCA, LATAM Cargo, Finnair, Silkway West
- 2022: American Airlines Cargo, Teleport by airasia, Caribbean Airlines Cargo, Air Canada Cargo — More top airlines coming soon



FREIGHTOS

Airline Bookings Snapshot: Predictable and rapid booking growth Strong cadence of new buyers, sellers → quadratic bookings growth Consistent carrier growth Multiply to give consistent Continued user growth ~1 new airline accelerating booking ~16 / workday growth every month ‹# ›

Airline Bookings Snapshot: Predictable airline eBooking growth with uncommonly high retention #Transactions - cohort of forwarder's 1st booking month as % of 1st Unique airline Buyer (forwarder) retention by monthly cohort 1 month. 20x “same store sales” (same forwarder bookings) by month 22 as % of 1st month Compared to Uber user retention cohort 1 ‹# Earnest Research ›

Airline Bookings Snapshot Decisive 3x lead over closest competitors 1 Total capacity of airlines digitalized on WebCargo vs. competitors Q1/2 2022 Onboarding by AFTK ‹# Sources: 1. IATA WATS 2021, Internal, Competitor Announcements ›

Financial Highlights: Prioritizing capital-efficient GBV growth Followed by monetization with long term target take rate of 10% in total from all parties ($m) 2020PF 2021PF 2022PF(E) 2023E Net Revenue (and gross profit) Gross Booking Value (GBV) $ 69 $ 302 $ 669 $ 1,651 % Growth 339% 121% 147% Gross Revenue $ 55 $ 70 $ 94 $ 240 Platform Revenue $ 4.1 $ 6.4 $ 9.0 $ 26.6 1.3% 1.6% % Platform revenue take rate SaaS Revenue $ 8.8 $ 10.2 $ 12.1 $ 12.9 Total Revenue $ 12.9 $ 16.6 $ 21.1 $ 39.5 % Revenue growth 29% 27% 87% Gross Profit $ 7.2 $ 10.0 $ 13.3 $ 25.1 55.8% 60.2% 63.0% 63.5% % Gross profit margin $ 7.0 $ 8.1 $ 12.0 $ 15.4 R&D $ 5.7 $ 7.1 $ 11.5 $ 19.5 S&M $ 4.9 $ 6.8 $ 9.6 $ 13.3 G&A EBITDA $ (10.4) $ (12.0) $ (19.8) $ (23.1) Free cash flow $ (10.8) $ (12.5) $ (20.7) $ (24.2) 2020-Q1/22 pro forma including acquisitions closed subsequently

Glossary of non-GAAP Terms

Platform Volume KPIs	Description
#Transactions	Transactional bookings for freight and related services placed by Buyers across Freightos Platforms (WebCargo, Freightos.com, Clearit) with third party sellers or with Clearit ("Sellers"), minus canceled transactions.
#Buyer users	Number of unique people (counted by unique login email) at Buyers who have placed booking Transactions.
#Carriers	Number of unique carriers who have been the Sellers of Transactions. For airlines we count booking carrier based on airway bill prefix. Number of operating airlines is higher. Includes LCL consolidators as carriers.
Platform Financial KPIs	**Description**
$Gross Booking Value (GBV)	Total value of Transactions, i.e. monetary value of freight and related services contracted between Buyers and Sellers on the Platform, plus related fees charged to Buyers and Seller, and pass through payments such as duties. Converted to US$ at time of transaction. Similar to what others call GMV or GSV. This is the key Freightos Platform KPI, indicating the scale of our Platform and the opportunities we have to generate Platform revenue.
$Gross Revenue	Total income invoiced and collected by Freightos companies, including both Net Revenue that is paid to Freightos companies and amounts invoiced on behalf of, and passed through to third-party Sellers. Includes all GBV where the payment is handled by Freightos. In most cases the Gross Revenue is associated with some fees to Freightos which appear under Net Platform Revenue. Note that some marketplaces recognize all gross revenue as Net (GAAP) revenue. Freightos excludes pass-through revenue from Net Revenue, but Freightos management uses the Gross Revenue KPI to compare results to other marketplaces.
$Platform revenue	The portion of GAAP Revenues that is attributed to Platform Transactions
%Take Rate	Net Platform Revenue divided by GBV; that is the proportion of the gross booking value which is paid as fees to Freightos by Buyers and Sellers in connection with transactions. Some marketplaces also call this Rake.
General financial	**Description**
$EBITDA	Earnings Before Interest, Taxes, Depreciation, and Amortization
$Free cash flow	Cash the company generates after accounting for cash outflows
$SaaS Revenue	Non-Platform revenue including software-as-a-service (SaaS) subscriptions (mostly from forwarders), data subscriptions, and associated revenue including non-recurring engineering, data services, and configuration.

FREIGHTOS
‹#›

40 Agenda Executive Summary Market Overview Freightos Overview Financials and Predictable Growth Transaction Terms and Comparables ‹# ›

Why go public? Why with a SPAC? We are using the SPAC structure the way it was intended Timing Capital, currency, Long term Capital markets Supply chains issues transparency investors expertise Why Gesher? Why public markets? Why now? Why a SPAC? The Gesher team brings Greater access to growth capital, Supply chain problems The SPAC route gives us extensive capital markets currency for M&A. demand more cohesive price transparency, expertise to the company. multi-provider integration. combined with ongoing Long lockup period ensures Welcomed transparency that gives Now is the time to allow guidance from investors long term alignment. our provider-agnostic strong logistics public market investors like M&G, with a 170 year tech brand broader reach. access to Freightos’ track record of long-term accelerating expansion. portfolio partnerships ‹# ›

The Gesher View

The Gesher Criteria And how Freightos ticked all five boxes ✓ Exceptional management with a proven track record ✓ Successfully addressing a large untapped market opportunity with cost-efficient scalability ✓ Market leader ✓ Business model with strong growth predictability ✓ Good reason to go public and market and economic need for scaling business now ‹# ›

Growth with Capital Efficiency Gross Bookings Value and Revenue YoY Growth Rate - 2022E-2023E 2022E Sales & Marketing as % of GBV Gross Booking Value Year-over-Year Growth Rate (%): 2022E–2023E Revenue Year-over-Year Growth Rate (%): 2022E–2023E Median: 5.5% Median: 24% Median: 23% Sources: Company filings, S&P Capital IQ and FactSet ‹# Note: Market Data as of 05/27/22 ›

Marketplace Benchmarking (21’-22) Q1 2022A Gross Booking Q1 2022A Gross Booking Gross Margins (‘21 and ‘22E) Value Per User ($) Value Per Transaction ($) $10,027 $1,099 $1,186 N/A $227 $15 1 $124 $31 $63 N/A N/A $125 Sources: Company filings, S&P Capital IQ and FactSet Note: Market Data as of 05/27/22 ‹# 1. Q1 2022A Monthly Active Users (“MAU”) not disclosed; calculation assumes Monthly Active Users of 25.0 million as of 12/31/2021 ›

Marketplace Benchmarking (22’-23) Total Enterprise Value to 2022E and 2023E GMV or GBV Multiple (x) 2023E Median: 0.69x Sources: Company filings, S&P Capital IQ and FactSet ‹# Note: Market Data as of 05/27/22 ›

Transaction Summary

Transaction Overview (Assuming all non-Committed trust redeemed)

Freightos Pro Forma Total Enterprise Value ("TEV") of approx. $435mm [7]

- Implied Pro Forma TEV / Gross Booking Value ("GBV") multiple of ~0.65x, ~0.26x, for 2022E, 2023E, respectively

Minimum Proceeds already secured: $80mm in gross capital commitments, de-risking transaction

- Lead investor M&G committing $40mm FPA [3] + $10mm non-redemptions + $10mm backstop commitment [4]
- Qatar Airways strategic PIPE investment of $10mm. Plus another backstop of $10m.

Net cash proceeds to accelerate and fund growth. Any non-redeemed capital from additional ~$86m in trust will fuel organic growth and potential tuck-in acquisitions

Freightos' existing shareholders and management are rolling 100% of their equity

Pro forma capital structure



Public SPAC Shareholders [2] 6.0%
Gesher I Sponsor Share 5.9%
FPA+Committed trust capital [3] 8.2%
Qatar Airways PIPE 2.0%
Freightos Existing Shareholders [5] 77.9%

Sources and Uses at Close (Assumes All Non-Committed Trust Redeemed)

Sources	($mm)	(%)
Equity Rollover [5]	$390	78%
Forwarder Purchase Agreements [3]	$40	8%
Founder Shares	$31	6%
Gesher I Cash-in-Trust [2]	$30	6%
Qatar Strategic Investment	$10	2%
Total	**$501**	**100%**

Uses	($mm)	(%)
Equity Rollover [5]	$390	78%
Net Cash to Balance Sheet	$65	13%
Founder Shares	$31	6%
Transaction Fees & Expenses	$15	3%
Total	**$501**	**100%**

Illustrative Pro Forma Valuation

Total Shares Outstanding at Close (mm)[1]	50.1
Stock Price At Issue ($)	$ 10.00
Implied Post-Money Equity Value ($mm)	**$501**
Less: New Cash Raised ($mm) [2 6]	$ (80)
Plus: Transaction Fees & Expenses ($mm)	$ 15
Pro Forma Enterprise Value ($mm)	**$ 436**
Implied Pro Forma TEV / '23E GBV (x)	0.26x

(1)Pro forma share count includes 39.0mm shares from Freightos' existing shareholders and management rollover, 3.0mm GIAC public shares, 4.1mm shares from Forward Purchase Agreement investors, 3.0mm Gesher I Acquisition Corp. Sponsor and UW shares, and 1.0mm Strategic PIPE Investor shares. Excludes the impact of 5.8mm Public Warrants, 5.8mm Private Sponsor Warrants, and 2.6mm Warrants to FPA and backstop providers.
(2)$30mm of retained trust capital is committed with $20mm in backstops and $10mm in non-redemption agreements.
(3)Under the FPA, M&G will purchase units comprised of 1 share and ½ warrant at $10.00 per unit. M&G will also receive a 100,000 share commitment fee from the SPAC sponsor.
(4)Backstop if total gross proceeds are less than $100mm.
(5)Excludes approximately ~4.9mm in unvested ESOP and earnout shares.
(6)$80mm of new committed capital. Committed proceeds match minimum cash proceeds.
(7) Not adjusted for any cash balance or debt at closing

FREIGHTOS

‹#›

Making global trade frictionless.

Q&A Ran Shalev, CFO Ruthie Amaru, CPO Zvi Schreiber, CEO Ezra Gardner, CEO Freightos Group Freightos Group Freightos Group Gesher I Acquisition Corp.

Appendix ‹# ›

Current traction the result of a deliberate strategy towards a three- sided platform connecting forwarders, carriers and importers 1 Forwarders 2012 SaaS & Data to 2018 Airline APIs 2 2018 Importers/ ← Freightos.com→ Carriers ← WebCargo → Forwarders exporters to 2021 SaaS & Data Ocean APIs Payments 3 2022 and Importers/ on Forwarders ← WebCargo → ← Freightos.com→ Carriers exporters Freightos Platform SaaS & Data ‹# ›

Freightos Group Competition

Freightos is the **only comprehensive transactional global freight booking platform**.
There are niche competitors for specific parts of our stack, in most cases **Freightos the clear leader**







Carriers ← **WebCargo** → Forwarders ← **Freightos.com** → Importers/ exporters

Freightos Platform

Freightos SaaS & Data

Other cargo booking platforms	**Niche forwarder SaaS**	**Shipper marketplace**
Cargo.one Cargo.AI Cargowise CargoBooking.aero	Portrix Catapult CargoSphere	Cogoport FreightMango SimpliShip (Acq)
WebCargo has by far most carriers and forwarders!		Freightos by far the leader, with established forwarder relationships and aggregate demand

Related but not competition

Digital freight forwarders:
Flexport, Forto, Beacon...
Forwarder TMS
WiseTech
Visibility
Project44, FourKites
Trucking brokers:
Transfix, Uber Freight
Other
NYSHEX
BlueX

FREIGHTOS

Three-sided marketplace platform ← WebCargo → ← Freightos.com→ Carriers Freight Forwarders Shippers

Exhibit 99.3

Transcript of Presentation Videos

After slide 5 (freightos.com overview)

Hey. I don’t need to tell you how many (beep) things are being shipped around the world right now. My next shipment, I need to get 182 pallets of teddy bears out here yesterday. Do you think little Betsy Sue has any clue what it takes to get Mr. Fluff Fluff from Shanghai to a little school of Tennessee? It takes two factories, three trucks, a huge ship, two cranes, a train, six drivers, one captain, and a really good masseuse.

Do you know how much it’s going to cost me? Or how long it’s going to take? I don’t. And that’s just the shipping. You know how complicated the process is. You need to get the commercial invoice, call the forwarder, send the Power of Attorney, schedule a pick-up update. Call the forwarder again, smoke signal the truck, or fax the invoice to the freight company. Faxes. Seriously? I’m moving to the future. I’m using Freightos.

You see, Freightos is an online web platform that takes all of this nonsense and puts it into one silky smooth website. With all of these beautiful, courageous people behind it. You just say the what, where, and when, and Freightos’s insane algorithms will find the right route, provider, and price quote for all of your ocean, air, rail or trucking shipments. Guaranteed all-in prices with real transit times from providers that rock hard at logistics. And to make little Betsy Sue happy, all that’s left is one (beep) click. Freightos is the online international freight marketplace bringing the logistics industry into the digital era. Making global shipping faster, cheaper, and smooth.

After slide 21 (Digital Air Cargo overview)

Speed and reliability made air cargo such an important part of our life. There’s a reason why 35% of all global trade flies. But the world and its supply chains are moving ever faster, and our industry just isn’t keeping up. This makes airlines, forwarders, GSAs, and importers far less efficient than they need to be. Offline and manual air cargo processes and layers of intermediaries cause inflated prices, padded transit times, high carbon footprints per kilogram, and half empty cargo holds.

DAC transforms how air cargo is bought and sold. It aligns the entire ecosystem around real time rates, capacity and e-booking, and payments. Imagine a retailer’s ERP system booking a shipment in real time on a specific airline and flight, or imagine an exporter embedding real time air rates in a B2B website checkout. Airlines block space in real time, a binding contract is generated, and goods move smarter. For shippers, DAC means cheaper, quicker and more predictable cargo flights. For airlines, it means better utilization, greener cargo, and direct exposure of the airline’s brand through digital sale. Bottom line, more revenue, better profitability and more control.

It’s not easy. Nothing worthwhile ever is. It takes new business models and it takes IT upgrades, but digital air cargo is already starting to drive more efficient and profitable air cargo sales. With over 30% of air cargo forwarders by worldwide tonnage already on WebCargo by Freightos, we’re proud that the industry has chosen WebCargo as the technology platform on which DAC is already coming to life.

After slide 27 (testimonials)

Dan Otto:

Freightos offers absolutely unparalleled visibility into the entire freight process from booking to delivery. I know that I’m getting the best price shipping with the right carrier for our needs.

Patrick Olyhoeck:

I see and I believe that their technology is part of our digital freight stack, simplifying how we book and sell air freight with everything from freight rate management to real time booking across a huge network of carriers.

Guillaume Halleux:

We have rolled out Freightos’s digital platform in 10 countries earlier this year. We were absolutely pleasantly surprised with the speed of adoption of our customers. We did not anticipate how fast they would adopt the platform. Thank you Freightos.